HERITAGE OAKS BANCORP

1222 VINE STREET

PASO ROBLES, CALIFORNIA 93446

August 18, 2015

VIA EDGAR

Michael R. Clampitt

Senior Staff Attorney, Financial Services I

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, D.C.  20549

Re:	Heritage Oaks Bancorp
Registration Statement on Form S-1
Filed August 7, 2015
File No. 333-206223

Dear Mr. Clampitt:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Heritage Oaks Bancorp, a California corporation (the “Company”) respectfully requests that the effective date for the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 7, 2015 be accelerated so that it will be declared effective on Thursday, August 20, 2015, at 4:30 p.m. (Washington, D.C. time) or as soon thereafter as may be practicable.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

If you need anything further, please contact the undersigned at (805) 369-5238 or Jordan Hamburger at (310) 312-4331 of Manatt, Phelps & Phillips, LLP.

Sincerely,

HERITAGE OAKS BANCORP

/s/ Gregory A. Gehlmann
By: Gregory A. Gehlmann
Title: Senior Vice President & Chief Bank Counsel

cc:           Jordan E. Hamburger, Manatt, Phelps & Phillips, LLP